Exhibit 99.2

Polymer Group, Inc. 9335 Harris Corners Pkwy. Suite 300 Charlotte, NC 28269 www.polymergroupinc.com 704-697-5100

Polymer Group, Inc. Reports Improvement in Second Quarter and Six-Month Results

For Immediate Release

Thursday, August 9, 2007

[Charlotte, N.C.]   --- Polymer Group, Inc. (PGI) (OTC Bulletin Board: POLGA/POLGB) reported results from operations for the second quarter and six-month period ended June 30, 2007.

Highlights included:

•       Sales reached record levels during the quarter, up 9.0% to $271.0 million over the second quarter of 2006 and up 5.7% for the first six months compared to the same period of the prior year.

•       Profitability improved with a 21.5% increase in second quarter gross profit and a 13.4% increase in gross profit for the first six months compared to the same periods of 2006. Additionally, the gross profit margin increased to 16.3% in the second quarter compared to 14.7% the prior year and 16.8% for the first six months compared to 15.7% for the first six months of 2006.

SECOND QUARTER RESULTS

Net sales for the second quarter of 2007 were $271.0 million, up $22.3 million or 9.0% compared to $248.7 million in the second quarter of 2006. Sales growth was driven primarily by higher volumes in the nonwovens segment, due to the contributions from capacity installations, primarily in the U.S. and Asia. Additionally, the company began to see the benefit of new product sales, which included new acoustic material for the automotive sector and the company’s flame retardant materials being sold into the mattress segment as the new national flame test regulations took effect July 1, 2007. In Europe, cable and converted wipes demand have remained strong, offsetting lower hygiene volumes compared to the previous year.

Gross profit increased $7.8 million to $44.3 million for the second quarter, an increase of 21.5% over the prior year comparable period. Gross profit margin for the quarter also improved over the prior year to 16.3% of sales compared to a gross profit margin for the second quarter of 2006 of 14.7%. Significant contributors to the company’s ability to improve profitability were improved manufacturing efficiencies, improved sales volumes and lower start-up costs compared to the same period in 2006. These improvements were partially offset by higher raw material costs relative to changes in price and mix of the company’s net sales compared to the prior year.

Operating income for the second quarter of 2007 was $12.9 million compared to a loss of $5.8 million in the second quarter of 2006. Included in operating income were special charges of $3.5 million in the second quarter of 2007 primarily associated with the U.S. consolidation activities. Special charges amounted to $14.3 million in the second quarter of 2006. The company continued to control costs, keeping SG&A expense as a percent of sales essentially in line with the same period of the prior year at 10.4%. Additionally, non-cash restricted stock and stock option compensation expense represented $0.9 million in the most recent quarter and $0.5 million in the second quarter of 2006.

Polymer Group reported net income for the second quarter of $1.2 million compared to a net loss of $12.6 million in the second quarter of 2006.

YEAR-TO-DATE RESULTS

For the six months ended June 30, 2007, sales were $538.1 million, up $28.9 million, or 5.7%, from the same period in 2006. Higher sales volumes in Asia at the new Suzhou plant was the largest contributor to sales growth for the first six months accompanied by higher year-over-year hygiene volumes in the U.S. and stronger sales in Europe that were aided by stronger foreign currency translations. The company’s year-to-date gross profit was up $10.7 million to $90.3 million compared to the prior year, representing an increase of 13.4% and a gross profit margin of 16.8% compared to 15.7% the prior year. Higher raw material prices were offset by lower labor and fixed overhead costs as a result of initiatives to improve manufacturing efficiencies the U.S.

Operating income in the first six months of 2007 was $24.6 million compared to $2.8 million for the first six months of the previous year due to the combined effect of higher gross profit levels, lower SG&A expenses, reduced special charges and favorable foreign currency movements. As a percent of sales, SG&A expense was 10.6% for the first six months of 2007 compared to 11.4% for the same period in 2006. Non-cash stock compensation for the first six months was $1.6 million compared to $4.4 million for the same period the prior year. For the first six months of 2007, the company recognized special charges of $9.9 million and $15.9 million for the first six months of 2006.

Net income for the first six months of 2007 amounted to $1.5 million compared to a loss of $14.2 million for the first six months of 2006.

Polymer Group’s chief executive officer, Veronica (Ronee) M. Hagen, stated, “PGI delivered another quarter of strong performance driven by increased customer demand and positive results from our new programs. The company’s key initiatives to achieving our targets for the year include the continued ramp up of our new facility in China, the installation of our new Spinlace® product capacity in the third quarter, the successful execution of the plant consolidation plans, and continued success of new product platforms, such as our new automotive moldable substrates and flame-retardant products for mattress components. All of these initiatives are progressing and are expected to contribute to a strong finish to the year as well as provide momentum into 2008.

As we enter our seasonally slower third quarter, we will continue to focus on the execution of our key initiatives while driving efficiency improvements throughout our business. These improvements are necessary to combat rising raw material prices and minimize the impact of required price increases to our customers. Our success in these endeavors is expected to result in continued year-over-year improvements in profitability,” Hagen said.

CAPACITY EXPANSION AND IMPROVEMENT INITIATIVE PROGRESS

The company reported that its previously announced capacity expansion initiatives are progressing as planned. The equipment installation of the state-of-the-art spunmelt line in Buenos Aires, Argentina is on track to complete installation by the end of the fourth quarter of 2007, contributing to volume growth and improved profitability in fiscal year 2008. The company’s efforts to retrofit an existing hydroentanglement line to produce Spinlace® products is near completion and the line is expected to begin start-up in September of this year.

Additionally, consistent with its previously announced plant consolidation plans, the company ceased manufacturing activities at its Rogers, Arkansas and Gainesville, Georgia plants in July. As the Reticulon® film line relocation is completed in Mexico, the company expects partial benefit in late third quarter and fourth quarter of 2007 with the full year benefit realized in 2008. The company previously announced plans to consolidate certain lines of business currently manufactured at its plant in Neunkirchen, Germany to its Cuijk, The Netherlands location resulting in a reduction in fixed overhead costs, the benefits of which are expected to contribute to improved profitability in 2008.

Polymer Group, Inc., one of the world’s leading producers of nonwovens, is a global, technology-driven developer, producer and marketer of engineered materials. With the broadest range of process technologies in the nonwovens industry, PGI is a global supplier to leading consumer and industrial product manufacturers. The company operates 19 manufacturing facilities in 9 countries throughout the world.

Safe Harbor Statement

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements speak only as of the date of this release. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include: general economic factors including, but not limited to, changes in interest rates, foreign currency translation rates, consumer confidence, trends in disposable income, changes in consumer demand for goods produced, and cyclical or other downturns; substantial debt levels and potential inability to maintain sufficient liquidity to finance the company’s operations and make necessary capital expenditures; inability to meet existing debt covenants; information and technological advances; changes in environmental laws and regulations; cost and availability of raw materials, labor and natural and other resources and the inability to pass raw material cost increases along to customers; domestic and foreign competition; reliance on major customers and suppliers; achievement of objectives for strategic acquisitions and dispositions; and risks related to operations in foreign jurisdictions. Investors and other readers are directed to consider the risks and uncertainties discussed in documents filed by Polymer Group, Inc. with the Securities and Exchange Commission, including the company’s Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q.

For further information, please contact:

Dennis Norman
Vice President—Strategic Planning & Communication
(704) 697-5186
normand@pginw.com

POLYMER GROUP, INC.
 Consolidated Statements of Operations (Unaudited)
 Three Months Ended June 30, 2007
 Three Months Ended March 31, 2007 and
 Three Months Ended July 1, 2006

	Three Months	Three Months	Three Months
	Ended	Ended	Ended
	June 30,	March 31,	July 1,
	2007	2007	2006
Net sales	$271,015	$267,037	$248,706
Cost of goods sold	226,727	220,999	212,253
Gross profit	44,288	46,038	36,453
Selling, general and administrative expenses	28,268	28,442	25,555
Special charges, net	3,520	6,377	14,266
Foreign currency (gain) loss, net	(398)	(502)	2,405
Operating income (loss)	12,898	11,721	(5,773)
Other expense (income):
Interest expense, net	8,087	8,134	7,079
Other (gain) loss, net	403	(1,802)	564
Income (loss) before income tax expense (benefit) and minority interests	4,408	5,389	(13,416)
Income tax expense (benefit)	2,521	4,589	(1,495)
Minority interests, net of tax	644	510	631
Net income (loss)	$1,243	$290	$(12,552)
Average common shares outstanding	19,300	19,263	19,289
Income (loss) per common share:
Basic	$0.06	$0.02	$(0.65)
Diluted	$0.06	$0.01	$(0.65)
Selected Financial Data
Depreciation and amortization expense included in operating income	$14,356	$14,204	$14,563
Noncash compensation costs included in operating income	$897	$711	$545
Franchise Taxes	$88	$472	$64
Amortization of loan acquisition costs	$344	$345	$345
Capital expenditures	$9,347	$10,963	$15,591
Special charges, net
Asset Impairment charges	335	—	7,856
Restructuring and plant realignment costs	3,068	6,207	2,740
Other	117	170	3,670
	$3,520	$6,377	14,266

POLYMER GROUP, INC.
 Consolidated Statements of Operations (Unaudited)
 Six Months Ended June 30, 2007 and
 Six Months Ended July 1, 2006
 (In Thousands, Except Per Share Data)

	Six Months	Six Months
	Ended	Ended
	June 30,	July 1,
	2007	2006
Net sales	$538,052	$509,147
Cost of goods sold	447,726	429,490
Gross profit	90,326	79,657
Selling, general and administrative expenses	56,710	57,954
Special charges, net	9,897	15,899
Foreign currency (gain) loss, net	(900)	2,972
Operating income	24,619	2,832
Other expense (income):
Interest expense, net	16,221	13,596
Other (gain) loss, net	(1,399)	1,054
Income (loss) before income tax expense and minority interests	9,797	(11,818)
Income tax expense	7,110	1,115
Minority interests, net of tax	1,154	1,223
Net income (loss)	$1,533	$(14,156)
Average common shares outstanding	19,282	19,268
Income (loss) per common share:
Basic	$0.08	$(0.73)
Diluted	$0.08	$(0.73)
Selected Financial Data
Depreciation and amortization expense included in operating income	$28,560	$28,992
Noncash compensation costs included in operating income	$1,608	$4,368
Franchise Taxes	$560	$462
Amortization of loan acquisition costs	$689	$669
Capital expenditures	$20,310	$46,436
Special charges, net
Asset Impairment charges	335	7,856
Restructuring and plant realignment costs	9,275	4,373
Other	287	3,670
	9,897	15,899

POLYMER GROUP, INC.
Condensed Consolidated Balance Sheets (Unaudited)
(In Thousands)

	June 30,	December 30,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$35,981	$32,104
Accounts receivable, net	139,429	129,287
Inventories	140,397	132,530
Other	26,608	22,318
Total current assets	342,415	316,239
Property, plant and equipment, net	408,766	411,054
Intangibles and loan acquisition costs, net	9,520	10,206
Other assets	4,390	4,598
Total assets	$765,091	$742,097
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$89,414	$102,675
Accrued expenses and other	49,827	45,377
Current portion of long-term debt and short-term borrowings	22,814	8,740
Total current liabilities	162,055	156,792
Long-term debt	401,283	402,416
Other noncurrent liabilities	54,518	57,139
Total liabilities	617,856	616,347
Minority interests	18,116	16,654
Shareholders’ equity	129,119	109,096
Total liabilities and shareholders’ equity	$765,091	$742,097